UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER ANNOUNCES DIRECTOR APPOINTMENT

Textainer Group Holdings Limited (“Textainer” or the “Company”) is announcing the appointment of Hennie Van der Merwe to the Company’s Board of Directors effective immediately. Mr. Van der Merwe will serve as a Class II director to fill the vacancy from the retirement of Mr. Isam Kabbani in November 2016. Mr. Van der Merwe’s term will expire at the 2018 Annual Meeting, expected in May 2018.

Mr. Van der Merwe serves as a director of Trencor Ltd, a company listed on the Johannesburg Stock Exchange which is the discretionary beneficiary of a 48% interest in the Company. He was appointed the Chief Executive Officer of Trencor on August 10, 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the Johannesburg Stock Exchange. On August 10, 2017, Mr. Van der Merwe was appointed as a director of Halco Holdings Limited, a 48% shareholder and as a director of both Leased Asset Pool Limited and TAC Limited, entities that each own intermodal containers managed by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer